EXHIBIT 99.1

POET Technologies Reports Another Significant Step Toward Its Goal of Commercializing Its Integrated Opto-Electronics Technology Platform

SAN JOSE, Calif., Aug. 09, 2016 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX:POETF) (TSX Venture:PTK), a developer of opto-electronics fabrication processes for the semiconductor industry, today announced that it has taken one more significant step toward its goal of developing a fully integrated commercial opto-electronic technology platform.

The specific and significant milestone achieved is the first demonstration of functional Hetero-junction Field Effect Transistors (HFETs) down to 250nm effective gate lengths on the same proprietary epitaxy and utilizing the same integrated process sequence that was previously used to demonstrate high performance detectors. This milestone is the latest in POET’s initiative to integrate a detector, HFET and laser together into a single chip, the three key components of an active optical cable, a current market target for POET.

“Two of the three critical individual pieces of an integrated opto-electronic product are now in place and undergoing their respective optimization cycles,” said Dr. Subhash Deshmukh, POET’s Chief Operating Officer.  “As reported earlier, we have encountered delays in completing the VCSEL milestone.  The VCSEL continues to be our focus, even while we simultaneously make progress on other aspects of the technology.  The characterization that has been done to date on the VCSEL points to required optimization of a few layers in a very complex and unique epitaxial stack and fine tuning of the resonant cavity mode. The new and optimized epitaxial structure is expected to be delivered to the foundry for processing over the next couple of months,” said Dr. Deshmukh.  “We have not uncovered any fundamental show-stoppers.  We are charting new territory here and as pointed out at the recent town hall meeting and at the annual meeting of shareholders, technical issues are commonly encountered throughout the R&D process and we are systematically understanding and addressing these issues.”

POET has already demonstrated electrical functionality of the VCSEL with desired thyristor characteristics and demonstrated lasing modes through optical pumping of the VCSEL cavity (in other words light emission was detected on the epitaxial wafer surface).  However in order to enable electrical pumping of the VCSEL, the team has had to redesign some aspects of the epitaxial stack. VCSEL functionality was previously verified in a lab setting and the functionality of that original laser has been retested and reconfirmed.

“POET management is delighted to report this new achievement and reaffirms their confidence in the roadmap and progress in the lab to fab to commercialization of monolithic opto-electronic products. We will provide the next update around the earnings call, which we intend to schedule for early Q4 2016,” said Dr. Suresh Venkatesan.

About POET Technologies Inc.

POET (Planar Opto-Electronic Technology) is a developer of opto-electronics and Photonic fabrication processes and products. Photonics integration is fundamental to increasing functional scaling and lowering the cost of current Photonic solutions.  POET believes that its advanced opto-electronics process platform enables substantial improvements in energy efficiency, component cost and size in the production of smart optical components, the engines driving applications ranging from data centers to consumer products to military applications. Silicon Valley-based POET’s patented module-on-a-chip process, which integrates digital, high-speed analog and optical devices on the same chip, is designed to serve as an industry standard for smart optical components. More information may be obtained at www.poet-technologies.com.

ON BEHALF OF THE BOARD OF DIRECTORS
(signed) “John F. O’Donnell”, Secretary

For further information:
Robert Ferri
Robert Ferri Partners
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Email: Robert.ferri@robertferri.com

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This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding an outlook. Such statements include the Company’s expectations regarding the progress of its development of a fully integrated opto-electronic technology platform and the belief that the new and optimized epitaxial structure is expected to be delivered to the foundry for processing over the next couple of months.  They also include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third party relationships, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third party relationships, risks affecting the Company’s ability to execute projects, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

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